SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

Mark L. Kleifges

Government Properties Income Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 219-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81618T-100	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON The RMR Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 81618T-100	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON ABP Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,483,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,483,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,898
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON OO

*                                         Based upon 89,428,912 common shares of beneficial interest, $.01 par value per share (the “Shares”), of Select Income REIT (the “Issuer”) issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 25, 2016.

CUSIP No. 81618T-100	13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Barry M. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 133,357.578
	8	SHARED VOTING POWER 1,483,898
	9	SOLE DISPOSITIVE POWER 133,357.578
	10	SHARED DISPOSITIVE POWER 1,483,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,617,255.578
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON IN

*                                         Based upon 89,428,912 Shares of the Issuer issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 25, 2016.

CUSIP No. 81618T-100	13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Adam D. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 101,535
	8	SHARED VOTING POWER 1,483,898
	9	SOLE DISPOSITIVE POWER 101,535
	10	SHARED DISPOSITIVE POWER 1,483,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,433
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON IN

*                                         Based upon 89,428,912 Shares of the Issuer issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 25, 2016.

CUSIP No. 81618T-100	13D/A	Page 6 of 8 Pages

This Amendment No. 5 (this “Schedule 13D/A”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 3, 2014, Amendment No. 2 to the Original Schedule 13D filed with the SEC on February 2, 2015, Amendment No. 3 to the Original Schedule 13D filed with the SEC on March 5, 2015, and Amendment No. 4 to the Original Schedule 13D filed with the SEC on June 9, 2015 (as amended, the “Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below) only.  Government Properties Income Trust, a Maryland real estate investment trust (“GOV”), that was a joint filer with the Reporting Persons on the Schedule 13D, is not a joint filer on this Schedule 13D/A.  With respect to the Reporting Persons, this Amendment is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

ITEM 1.                                                SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D/A relates is the common shares of beneficial interest, $.01 par value per share (the “Shares”), of Select Income REIT (the “Issuer”).  The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

ITEM 2.                                                IDENTITY AND BACKGROUND.

This Schedule 13D/A is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)         The RMR Group LLC, a Maryland limited liability company (“RMR LLC”);

(2)         ABP Trust, a Maryland statutory trust (“ABP Trust”) (a beneficial owner of RMR LLC);

(3)         Barry M. Portnoy, a United States citizen (a managing trustee of the Issuer, the chairman of RMR LLC and a beneficial owner and trustee of ABP Trust); and

(4)         Adam D. Portnoy, a United States citizen (a managing trustee of the Issuer, the president and chief executive officer of RMR LLC and a beneficial owner, trustee and the president of ABP Trust).

The additional information regarding the Reporting Persons contained in “Item 2. Identity and Background” contained in the Schedule 13D is not otherwise being amended by this Schedule 13D/A.

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information regarding the Reporting Persons contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

ITEM 4.                                                PURPOSE OF TRANSACTION.

This statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the Shares.

Adam D. Portnoy and Barry M. Portnoy are managing trustees of GOV and executive officers of RMR LLC, manager of GOV.  However, they may not act to vote or sell the Shares directly and beneficially owned by GOV without authorization of the board of trustees of GOV, which is comprised of five trustees.  As a result, Messrs. Barry M. Portnoy and Adam D. Portnoy have determined that they should not be deemed to beneficially own the Shares owned by GOV.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER.

(a)                               Amount beneficially owned and percentage of class:

ABP Trust beneficially owns 1,483,898 Shares.

CUSIP No. 81618T-100	13D/A	Page 7 of 8 Pages

Mr. Barry M. Portnoy directly owns 133,357.578 Shares and Mr. Adam D. Portnoy directly owns 101,535 Shares.  Messrs. Barry M. Portnoy and Adam D. Portnoy, as beneficial owner and trustee and as beneficial owner, trustee and president, respectively, of ABP Trust, may also be deemed to beneficially own (and have shared voting and dispositive power over) the Shares beneficially owned by ABP Trust.

ABP Trust beneficially owns approximately 1.7% of the issued and outstanding Shares and Messrs. Barry M. Portnoy and Adam D. Portnoy each beneficially own approximately 1.8% of the issued and outstanding Shares.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 of the Schedule 13D beneficially own an aggregate of less than 1% of the issued and outstanding Shares which are not included in the percentages owned by the Reporting Persons.  The Reporting Persons expressly disclaim any beneficial ownership of these Shares.

(b)                     Number of Shares as to which such person has:

(i)                         Sole power to vote or to direct the vote:

RMR LLC:                                                                                                                      0

ABP Trust:                                                                                                                        0

Barry M. Portnoy:                                                                                 133,357.578

Adam D. Portnoy:                                                                                 101,535

(ii)                      Shared power to vote or to direct the vote:

RMR LLC:                                                                                                                      0

ABP Trust:                                                                                                                        1,483,898

Barry M. Portnoy:                                                                                 1,483,898

Adam D. Portnoy:                                                                                 1,483,898

(iii)                   Sole power to dispose or to direct the disposition of:

RMR LLC:                                                                                                                      0

ABP Trust:                                                                                                                        0

Barry M. Portnoy:                                                                                 133,357.578

Adam D. Portnoy:                                                                                 101,535

(iv)                  Shared power to dispose or to direct the disposition of:

RMR LLC:                                                                                                                      0

ABP Trust:                                                                                                                        1,483,898

Barry M. Portnoy:                                                                                 1,483,898

Adam D. Portnoy:                                                                                 1,483,898

The percentages of beneficial ownership reported in this Schedule 13D/A are based upon 89,428,912 Shares issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 25, 2016.

CUSIP No. 81618T-100	13D/A	Page 8 of 8 Pages

(c)                      No transactions have been effected by the Reporting Persons in the Issuer’s securities in the past 60 days.

(d)                     No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D/A.

(e)                      Not applicable.

ITEM 6.                                                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information regarding the Reporting Persons contained in “Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Agreement of Joint Filing, dated as of February 8, 2017, by and among The RMR Group LLC, ABP Trust, Barry M. Portnoy and Adam D. Portnoy. (Filed herewith.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

The RMR Group LLC

By:	/s/ Adam D. Portnoy
Name:	Adam D. Portnoy
Title:	President and Chief Executive Officer

ABP Trust

By:	/s/ Adam D. Portnoy
Name:	Adam D. Portnoy
Title:	President

Adam D. Portnoy

/s/ Adam D. Portnoy

Barry M. Portnoy

/s/ Barry M. Portnoy

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).